UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, California 90067-3206

(310) 557-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 378981104

1.	Names of Reporting Persons. SGS Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,000 (See Items 4, 5 and 6) (1) (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000 (See Items 4, 5 and 6) (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 (See Items 4, 5 and 6) (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), EGS Dutchco B.V. (“EGS Dutchco”), NewBridge International Investment Ltd. (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”), G. Drew Conway (“Mr. Conway”) and Paul G. Joubert (“Mr. Joubert” and, together with Mr. Conway, the “Rollover Directors”) are members of SGS Holdings LLC (“Parent” and, together with the Rollover Directors, the “Reporting Persons”) and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) the Parent Members, (b) ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC and Ares Partners Management Company LLC (together with ACOF II, the “Ares Entities”), (c) EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. (together with EGS Dutchco, the “Providence Entities”) and (d) Ayala Corporation, Azalea International Venture Partners Ltd. and LiveIt Investments Limited (together with NewBridge, the “Ayala Entities”).  For additional information regarding the Ares Entities, the Providence Entities and the Ayala Entities, see the statements on Schedule 13D filed by the Ares Entities (as amended from time to time, the “Ares Schedule 13D”) and the statements on Schedule 13D jointly filed by the Providence Entities and the Ayala Entities (as amended from time to time, the “Providence/Ayala Schedule 13D”), each filed with the U.S. Securities and Exchange Commission (the “Commission”).

(2) On April 27, 2012, Stream Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“MergerSub”), effected a short-form merger (the “Merger”) with and into Stream Global Services, Inc. (the “Issuer”) under Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”), with the Issuer continuing as the surviving corporation.  Pursuant to the terms of the Merger, (i) each share of common stock, par value $0.001 per share of the Issuer (“Common Stock”) (other than shares of Common Stock held by the Issuer as treasury stock, by MergerSub, or by stockholders of the Issuer who properly exercise statutory appraisal rights under the DGCL) issued and outstanding immediately prior to the effective time of the Merger was canceled and automatically converted into the right to receive $3.25 in cash, without interest and subject to any applicable withholding tax, upon surrender of the certificate representing such share, together with a Letter of Transmittal, (ii) each share of Common Stock held by the Issuer and MergerSub was canceled for no consideration, (iii) the outstanding shares of capital stock of MergerSub were converted into 1,000 shares of common stock, par value $0.001 per share, of the surviving corporation and (iv) the Issuer became a wholly-owned subsidiary of Parent.

CUSIP No. 378981104

1.	Names of Reporting Persons. G. Drew Conway

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Items 4, 5 and 6) (1) (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Items 4, 5 and 6) (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 4, 5 and 6) (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) The Parent Members and the Rollover Directors are members of Parent and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) the Parent Members, (b) the Ares Entities, (c) the Providence Entities and (d) the Ayala Entities.  As of April 27, 2012, Mr. Conway owned 0.6% of the units of membership interest in Parent.  Mr. Conway (other than with respect to the portion of the shares of Common Stock owned by him that are attributable to his pecuniary interest in Parent) disclaims beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by him that he is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by him.  For additional information regarding the Ares Entities, the Providence Entities and the Ayala Entities, see the Ares Schedule 13D and the Providence/Ayala Schedule 13D.

(2) Pursuant to the terms of the Limited Liability Company Agreement of Parent (the “LLC Agreement”), dated as of January 27, 2012, by and among the Parent Members and the Rollover Directors, Mr. Conway does not have power to vote or to direct the vote or to dispose or direct the disposition of the securities reported herein.

CUSIP No. 378981104

1.	Names of Reporting Persons. Paul G. Joubert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Items 4, 5 and 6) (1) (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Items 4, 5 and 6) (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 4, 5 and 6) (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) The Parent Members and the Rollover Directors are members of Parent and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) the Parent Members, (b) the Ares Entities, (c) the Providence Entities and (d) the Ayala Entities.  As of April 27, 2012, Mr. Joubert owned 0.7% of the units of membership interest in Parent.  Mr. Joubert (other than with respect to the portion of the shares of Common Stock owned by him that are attributable to his pecuniary interest in Parent) disclaims beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by him that he is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by him.  For additional information regarding the Ares Entities, the Providence Entities and the Ayala Entities, see the Ares Schedule 13D and the Providence/Ayala Schedule 13D.

(2) Pursuant to the terms of the LLC Agreement, Mr. Joubert does not have power to vote or to direct the vote or to dispose or direct the disposition of the securities reported herein.

CUSIP No. 378981104

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on January 31, 2012 (the “Original 13D”), as amended by Amendment No. 1 to the statement on Schedule 13D filed by Parent on March 5, 2012 (“Amendment No. 1”), as amended by Amendment No. 2 to the statement on Schedule 13D filed by Parent on April 18, 2012 (“Amendment No. 2” and, together with the Original 13D, Amendment No. 1 and Amendment No. 3, the “Schedule 13D”) and relates to the common stock, par value $0.001 per share (“Common Stock”), of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original 13D, Amendment No. 1 or Amendment No. 2.  Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Original 13D, Amendment No. 1 and Amendment No. 2, as the case may be.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On April 27, 2012, Parent and Brookside Capital Trading Fund, L.P. (“Brookside”) entered into an amendment (the “Amendment to Brookside Stock Purchase Agreement”) to that certain Stock Purchase Agreement (the “Brookside Stock Purchase Agreement”), dated as of March 5, 2012, by and between Parent and Brookside, reducing the number of shares of Common Stock to be sold pursuant to the Brookside Stock Purchase Agreement from 1,500,000 shares to 1,250,000 shares to reflect the correct number of shares of Common Stock owned by Brookside.  On April 27, 2012, immediately after entering into the Amendment to Brookside Stock Purchase Agreement, Parent closed each of the Private Purchases and thereby acquired an additional 2,082,747 shares of Common Stock, or an additional 2.7% of the issued and outstanding shares of Common Stock (based upon 75,965,439 shares of Common Stock outstanding on April 20, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 filed with the Commission on April 25, 2012 (the “Form 10-Q”)) at a price of $3.25 per share of Common Stock.  The closing of the Private Purchases resulted in Parent owning 73,094,027 shares of Common Stock, or 96.2% of the issued and outstanding shares of Common Stock (based upon 75,965,439 shares of Common Stock outstanding on April 20, 2012 as reported by the Issuer in its Form 10-Q).

On April 27, 2012, immediately after the closing of the Private Purchases, Parent contributed all of its shares of Common Stock to Stream Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“MergerSub”), pursuant to a Contribution and Exchange Agreement, dated as of April 27, 2012 (the “Parent Contribution Agreement”), by and between Parent and MergerSub, in exchange for 1,000 shares of common stock, par value $0.001 per share, of MergerSub (the “Parent Contribution”).  As a result of the Parent Contribution, (i) MergerSub acquired 73,094,027 shares of Common Stock, or 96.2% of the issued and outstanding shares of Common Stock (based upon 75,965,439 shares of Common Stock outstanding on April 20, 2012 as reported by the Issuer in its Form 10-Q) and (ii) Parent held all of the common stock of MergerSub.  There was no cash consideration for this transaction.

On April 27, 2012, immediately after the closing of the Parent Contribution, MergerSub effected the Merger with and into the Issuer under Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”), with the Issuer continuing as the surviving corporation.  Upon consummation of the Merger, Parent became the sole stockholder of the Issuer.

Pursuant to the terms of the Merger, (i) each share of Common Stock (other than shares of Common Stock held by the Issuer as treasury stock, by MergerSub, or by stockholders of the Issuer who properly exercise statutory appraisal rights under the DGCL) issued and outstanding immediately prior to the effective time of the Merger was canceled and automatically converted into the right to receive $3.25 in cash, without interest and subject to any applicable withholding tax, upon surrender of the certificate representing such share, together with a Letter of Transmittal, (ii) each share of Common Stock held by the Issuer and MergerSub was canceled for no consideration, (iii) the outstanding shares of capital stock of MergerSub were converted into 1,000 shares of common stock, par value $0.001 per share, of the surviving corporation and (iv) the Issuer became a wholly-owned subsidiary of Parent.  In addition, each unexercised option to purchase shares of Common Stock issued pursuant to the Stream Global Services, Inc. 2008 Stock Incentive Plan (the “Plan”) was terminated for no consideration shortly after the effective time of the Merger in accordance with the Plan.

To fund the Private Purchases and the aggregate merger consideration, Parent used the proceeds of loans made by the Parent Members in the following approximate amounts: (i) $8,291,810 from ACOF II, (ii) $3,093,045 from EGS Dutchco and (iii) $4,716,162 from NewBridge in exchange for Convertible Promissory Notes in such amounts executed by Parent in favor of each of the Parent Members.  Each Convertible Promissory Note matures on April 29, 2013 and bears 10% interest (compounded annually) and may be prepaid by Parent (in whole, but not in part).

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following: The responses to Item 3 are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to Item 4 are incorporated herein by reference.

Ares Corporate Opportunities Fund II, L.P., a Delaware limited partnership (“ACOF II”), EGS Dutchco B.V., a Dutch private company with limited liability (“EGS Dutchco”), NewBridge International Investment Ltd., a British Virgin Islands company (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”), and the Rollover Directors are members of Parent.  The Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) the Parent Members, (b) ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC and Ares Partners Management Company LLC (together with ACOF II, the “Ares Entities”), (c) EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. (together with EGS Dutchco, the “Providence Entities”) and (d) Ayala Corporation, Azalea International Venture Partners Ltd. and LiveIt Investments Limited (together with NewBridge, the “Ayala Entities”).  For additional information regarding the Ares Entities, the Providence Entities and the Ayala Entities, see the statements on Schedule 13D jointly filed by the Ares Entities and the statements on Schedule 13D jointly filed by the Providence Entities and the Ayala Entities, each filed with the Commission.  The members of Parent’s board of managers expressly disclaim beneficial ownership of the shares of Common Stock owned by Parent.  The Rollover Directors (other than with respect to the portion of the shares of Common Stock owned by each of them that are attributable to their pecuniary interest in Parent) expressly disclaim beneficial ownership of the shares of Common Stock owned by Parent.

(a)                                 Aggregate Number and Percentage of Securities.  See Item 3 hereto and Items 11 and 13 of the cover pages hereto for the aggregate number of shares of Common Stock and percentage of Common Stock deemed to be beneficially owned by each of the Reporting Persons.

(b)                                Power to Vote and Dispose.  See Items 7 through 10 of the cover pages hereto for the number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)                                  Transactions within the past 60 days.  Except for the information set forth or incorporated by reference herein or in Items 3, 4 and 6, which are incorporated by reference herein, Parent has not, and, to the best of Parent’s knowledge, none of the individuals set forth on Schedule I hereto have, effected any transaction related to the Common Stock during the past 60 days.

Except for the information set forth or incorporated by reference herein or in Items 3, 4 and 6, which are incorporated by reference herein, Mr. Conway has not effected any transaction related to the Common Stock during the past 60 days.

Except for the information set forth or incorporated by reference herein or in Items 3, 4 and 6, which are incorporated by reference herein, Mr. Joubert has not effected any transaction related to the Common Stock during the past 60 days.

(d) Certain Rights of Other Persons. Not applicable. (e) Date Ceased to be a 5% Owner. Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The responses to Items 3 and 4 are incorporated herein by reference.

Amendment to Brookside Stock Purchase Agreement

On April 27, 2012, Parent and Brookside entered into the Amendment to Brookside Stock Purchase Agreement, reducing the number of shares of Common Stock to be sold pursuant to the Brookside Stock Purchase Agreement from 1,500,000 shares to 1,250,000 shares to reflect the correct number of shares of Common Stock owned by Brookside.

Parent Contribution and Exchange Agreement

On April 27, 2012, Parent and MergerSub entered into the Parent Contribution Agreement.  Pursuant to the Parent Contribution Agreement, Parent contributed all of the shares of Common Stock held by it to MergerSub in exchange for 1,000 shares of common stock, par value $0.001 per share, of MergerSub.

Convertible Promissory Notes

On April 27, 2012, Parent executed Convertible Promissory Notes in favor of each of the Parent Members in the following approximate amounts: (i) $8,291,810 in favor of ACOF II, (ii) $3,093,045 in favor of EGS Dutchco and (iii) $4,716,162 in favor of NewBridge.  Each Convertible Promissory Note matures on April 29, 2013 and bears 10% interest (compounded annually) and may be prepaid by Parent (in whole, but not in part).

Item 7	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following Exhibits 9, 10 and 11:

Exhibit 9         First Amendment to Stock Purchase Agreement, dated as of April 27, 2012, by and between SGS Holdings LLC and Brookside Capital Trading Fund, L.P.

Exhibit 10       Contribution and Exchange Agreement, dated as of April 27, 2012, by and between SGS Holdings LLC and Stream Acquisition, Inc.

Exhibit 11       Form of Convertible Promissory Note

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 2012

SGS HOLDINGS LLC

/s/ Nathan Walton
By:	Nathan Walton
Its:	President

/s/ G. Drew Conway
By:	G. Drew Conway

/s/ Paul G. Joubert
By:	Paul G. Joubert

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).